

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Adam Kotkin, Chief Executive Officer
Apps Genius Corp
157 Broad Street, Suite 303
Red Bank, NJ 07701

>   **Re: Apps Genius Corp**
>   **Registration Statement on Form S-1**
>   **Filed November 19, 2010**
>   **File No. 333-170715**

Dear Mr. Kotkin:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include your primary standard industrial classification code on the outside front cover page of your amended registration statement. See Form S-1.

2.   Please check the box on the cover page of the registration statement indicating that this offering is being made on a delayed or continuous basis pursuant to Rule 415.

3.   The outside front cover page of your prospectus cross-references the beginning of your risk factors to page 7 of your document. It appears, however, that your risk factors section begins on page 3 of your prospectus. Please advise or revise your document to include the correct cross-reference to your risk factors section. See Item 501(b)(5) of Regulation S-K.

Risk Factors

Our Chief executive Officer and Chairman of the Boatd of Directors…," page 5

4.   Please describe in more detail the conflict of interest that Mr. Kotkin may face as a result of his employment with PeopleString Corporation. Also, explain how any conflicts would be resolved.

Determination of Offering Price, page 7

General

5.   You state on page nine of your document that you will be "filing to obtain a listing on the OTCBB concurrently with the filing of this prospectus." Please revise your document throughout to clearly indicate that an application to have your securities quoted on the OTCBB will have to be made by a market maker, and that there is no assurance that a market maker will file such an application with FINRA. In this regard we note your disclosure regarding this matter in your Plan of Distribution section.

Selling Security Holders, page 8

6.   We note the statement on page 10 that "[t]o our knowledge, none of the selling shareholders…are broker-dealers or affiliated with broker-dealers." Please tell us if the company inquired into whether any of the stockholders is a broker-dealer or an affiliate of a broker-dealer.

7.   We note that FJD Holdings, LLC appears on the selling stockholder table twice. Please revise the table to present each selling stockholder on one line in the table and aggregate all shares held by such selling stockholder. Also, please tell us if there are any material relationships between Corie Schlossberg, Mitch Schlossberg and Mel Schlossberg. To the extent that a material relationship between these individuals does exist, please include disclosure in your amended filing describing such relationship.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 21

8.   We note that your revenues are not sufficient to fund your operating expense and if the company is unable to generate funds from operations or raising additional funds, you may be unable to continue with your current business plan. Please revise to provide quantitative information regarding your financial requirements to enable investors to assess your financial condition and the likelihood that you will be able to pursue your current business plan. In providing this information, please take into account the additional expenses you will incur upon becoming a reporting company. In addition, ensure that your disclosures state the minimum period of time that you will be able to

conduct your planned operations using <u>currently</u> available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

<u>Directors, Executive Officers, Promoters and Control Persons</u>

<u>Adam M. Kotkin, Chief Executive Officer and Director, page 23</u>

9.   Please disclose the dates during which Mr. Kotkin worked for Peoplestring Corporation, BigString Corporation and LiveInsurance.com.

<u>Security Ownership of Certain Beneficial Owners and management, page 24</u>

10.   Please provide the address for each person listed in the beneficial ownership table. See Item 403 of Regulation S-K.

<u>Transactions with Related Persons and Certain Control Persons, page 24</u>

11.   We note from your risk factor disclosure that the company has a relationship with PeopleString Corporation, a company which employs your chief executive officer. Please advise if there are any transactions between you and PeopleString Corporation that should be disclosed in this section. Refer to paragraphs (a) and (d) of Item 404 of Regulation S-K.

<u>Undertakings, page 30</u>

12.   As your offering involves the resale of securities by selling shareholders, please advise as to why you have included the undertaking associated with Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551 3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Attorney-Advisor

cc: Via Facsimile (732) 577-1188
       Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP